                          EXPENSE LIMITATION AGREEMENT

        EXPENSE LIMITATION AGREEMENT (the "Agreement"), effective as of April 23, 2002 by and between William Blair & Company, L.L.C., an Illinois limited liability company (the "Advisor") and William Blair Funds (the "Trust"), on behalf of the William Blair Institutional International Growth Fund series of the Trust (the "Fund").

        WHEREAS, the Trust is a Delaware business trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type, and the Fund is a series of the Trust;

        WHEREAS, the Trust and the Advisor have entered into a Management Agreement dated December 15, 1999 ("Advisory Agreement"), pursuant to which the Advisor provides investment management services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

        WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

        NOW THEREFORE, the parties hereto agree as follows:

        1.      EXPENSE LIMITATION.

        1.1 Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund for the period ending December 31, 2002 or for the period January 1, 2003 through April 30, 2003, including but not limited to investment advisory fees of the Advisor, but excluding interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Advisor to the extent set forth in this Agreement.

        1.2 Operating Expense Limit. The Operating Expense Limit in any year with respect to the Fund shall be 1.10% (annualized) of the average daily net assets of the Fund.

        1.3 Duration of Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall remain in effect during the term of this Agreement.

        1.4 Method of Computation. To determine the Advisor's obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of the Fund exceed the Operating Expense Limit of the Fund, the Advisor shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day's Excess Amount. The Trust may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Advisor. Furthermore, to the extent that the Excess Amount exceeds such waived or reduced investment advisory fees, the Advisor shall, if required pursuant to the securities laws or regulations of any state in which the Fund's shares are qualified for sale, or may, voluntarily, reimburse the Fund for any operating expenses.

        2.      REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

        If on any day during which the Advisory Agreement is in effect, the estimated annualized Fund Operating Expenses of the Fund for that day are less than the Operating Expense Limit, the Advisor shall be entitled to reimbursement by the Fund of the investment advisory fees waived or reduced, and any other expense reimbursements or similar payments remitted by the Adviser to the Fund pursuant to Section 1 hereof (the "Reimbursement Amount") during the period ending December 31, 2002 or the period January 1, 2003 through April 30, 2003, to the extent that the Fund's annualized Operating Expenses plus the amount so reimbursed equals, for such day, the Operating Expense Limit, provided that such amount paid to the Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

        3.      TERM AND TERMINATION OF AGREEMENT.

        This Agreement shall terminate upon the earlier of termination of the Advisory Agreement or on April 30, 2003. The obligation of the Advisor under
Section 1 of this Agreement and of the Trust under Section 2 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

        4.      MISCELLANEOUS.

        4.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

        4.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

        4.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

        4.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

        4.5 Limitation of Liability. This Agreement is executed by or on behalf of the Trust, and Advisor is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Agreement and Declaration of Trust, as amended, of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and Advisor shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

                                          WILLIAM BLAIR FUNDS
                                          By:       /s/ Marco Hanig
                                                    ---------------
                                          Name:     Mr. Marco Hanig
                                                    ---------------
                                          Title:    President
                                                    ---------

                                          WILLIAM BLAIR & COMPANY, L.L.C.
                                          By:       /s/ Timothy Burke
                                                    -----------------
                                          Name:     Mr. Timothy Burke
                                                    -----------------
                                          Title:    Principal
                                                    ---------

                                        3